February 13, 2006

VIA EDGAR CORRESPONDENCE AND E-MAIL

James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Comments on Post-Effective Amendment No. 42 to the Registration Statement of iShares Trust on Form N-1A
File Nos. 333-92935; 811-09729

Dear Mr. O’Connor:

This letter is in response to comments that you provided via telephone call on February 1, 2006 regarding Post-Effective Amendment No. 42 to the above-referenced Registrant’s registration statement on Form N-1A (the “Post-Effective Amendment”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended on December 15, 2005, and which included the Registrant’s Prospectus and Statement of Additional Information. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Please confirm that the Dow Jones indices that each Fund intends to track were not created specifically for use by the iShares Funds.

Response: The Registrant confirms that each of the Dow Jones indices are created, compiled, sponsored, and maintained by Dow Jones, which is not affiliated with the Registrant.

2.	Comment: Please consider incorporating the first footnote into the introductory language to the fee table as follows:

This table describes the fees and expenses that you will incur if you own shares of the Fund. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund.
Response: We have made the requested change, and will incorporate this change in other iShares Fund prospectuses as part of each Fund’s annual update.

3. Comment: Please consider revising the introductory language to the example as follows:

This Example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds.

Response: We have made the requested change, and will incorporate this change in other iShares Fund prospectuses as part of each Fund’s annual update.

4. Comment: Please consider revising the second principal risk factor specific to the Dow Jones U.S. Health Care Providers Index Fund as follows:

Companies in the health care providers industry are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, and an increased emphasis on outpatient services.

Response: We have made the requested change.

5.  Comment: Please consider revising the tax disclosure to make it clear that, because of the in-kind creation and redemption structure, the Funds are less likely to distribute capital gains than other investment companies.

Response: We have not made the requested change. The Registrant believes that the current disclosure in the “Taxes” section is appropriate.

The Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Post-Effective Amendment reviewed by the SEC Staff does not foreclose the SEC from taking any action with respect to the Post-Effective Amendment; and the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 739-5654 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc: Adam Mizock, Esq.